Form 51-102F3
Material Change Report

For: Response Biomedical Corp.
8081 Lougheed Highway,
Burnaby, BC V5A 1W9

Date: 31 December, 2004

Date of Material Change: 31 December, 2004

News Release: Dated 31 December, 2004 released electronically, by Canada Newswire, and posted on the Company website at http://www.responsebio.com/

Material Change

Response Biomedical Closes $2.9 Million Private Placement and Secures US$1 Million Line of Credit

Vancouver, British Columbia, December 31, 2004 – Response Biomedical Corp. (TSX-V: RBM) is pleased to announce that it has closed the amended private placement announced on November 15, 2004 and amended December 20, 2004. A total of 3,911,667 Units were issued for gross proceeds of $2,933,750. The private placement comprises $2,227,500 brokered by Haywood Securities Inc. (“Haywood”) in addition to a non-brokered amount of $706,250.

The brokered issue consists of 2,970,000 Units at a price of $0.75 per Unit, each Unit consisting of one common share and two one-half of one non-transferable common share purchase warrants with a four-month hold period expiring on May

1, 2005. The first half-warrant entitles the holder thereof to purchase one common share of the Company for each whole warrant at a price of $1.00 per share until 4:30 p.m. on December 30, 2005. The second half-warrant entitles the holder thereof to purchase one common share of the Company for each whole warrant at a price of $1.25 per share until 4:30 p.m. on December 30, 2005 and at a price of $1.50 per share from December 31, 2005 until 4:30 p.m. on December 30, 2006. The non-brokered issue consists of 941,667 Units subject to the same terms and conditions.

In connection with the financing, the Company paid Haywood a fee of 100,000 Units, a commission of $178,200, representing 8% of the gross proceeds from the brokered sale of Units and a non-transferable option entitling Haywood to purchase 391,167 Units, representing 10% of the number of Units issued by the Company pursuant to the offering, exercisable at a price of $0.75 per unit until 4:30 p.m. on December 30, 2006.

In anticipation of possible additional working capital requirements related to the scale-up of the Company's facilities and processes, and further to an announcement November 26, 2004, the TSX Venture Exchange has approved the issuance of 449,250 bonus warrants as consideration for the loan guarantee to secure a new US$1 Million revolving demand credit facility with the Toronto-Dominion Bank. This credit facility replaces an otherwise identical one that expired on December 30, 2004. Each bonus warrant entitles the guarantor to purchase one common share of the Company at a price of $0.80 until December 31, 2005, the term of the loan guarantee, subject to a hold period expiring on May 1, 2005. Further to the Company’s news release of November 26, 2004, the guarantor has been amended from Menderes Holding AG to Stiftung zur Foerderung der Lebensqualitaet. Both organizations have the same beneficial owner in Mr. Hans E. Moppert who owns approximately 12% of the Company's issued and outstanding shares.

Contacts:	Chief Financial Officer – Robert G. Pilz
Investor Relations – Don Bradley